UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2023
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐
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Explanatory Note

On September 12, 2023, Cognyte Software Ltd. (the “Company”) will hold a conference call regarding its financial results for the Second quarter of FYE2024 ended July 31, 2023. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated September 5, 2023 titled Cognyte to Announce Second Quarter FY2024 Financial Results on September 12, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

September 5, 2023	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer